File No. 69-228


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM U-3A-2


        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
          FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT
                                     OF 1935

                                   Nicor Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Nicor Inc., an Illinois corporation, is a holding company, whose subsidiaries are engaged primarily in gas distribution and containerized shipping. The general office of the company and subsidiary companies, except as otherwise noted, is located at 1844 Ferry Road, Naperville, Illinois 60563-9600. The following are subsidiaries of the company, all of which are wholly owned:

     Northern Illinois Gas Company (doing business as Nicor Gas Company) and Subsidiary

     Northern Illinois Gas Company, an Illinois Corporation doing business as Nicor Gas Company (Nicor Gas), is a public utility, as defined in the Act, and is engaged principally in the purchase, storage, transportation, distribution and sale of natural gas to the public in northern Illinois, excluding the city of Chicago. It serves more than 1.9 million customers in more than 600 communities and adjacent areas in 35 counties. Nicor Gas is subject to the comprehensive jurisdiction of the Illinois Commerce Commission which has authority to regulate substantially all phases of Nicor Gas' public utility business in Illinois. NI-Gas Exploration, Inc., an Illinois corporation and a wholly owned subsidiary of Nicor Gas, is a partner in a small oil and gas production project.

     Birdsall, Inc. and Subsidiaries

     Birdsall, Inc. (Birdsall), a Florida corporation headquartered in Riviera Beach, Florida, is engaged primarily in the handling and carriage of containerized cargo. Birdsall's major subsidiary, Tropical Shipping and Construction Co., Ltd. (Tropical), a Bahamian corporation, is engaged in containerized cargo shipping between the Port of Palm Beach, Florida and 23 ports in the Caribbean. Other wholly owned subsidiaries of Birdsall or Tropical and places of incorporation are: Birdsall Shipping Co., Ltd. - Liberia; Birdsall Shipping, S.A. - Panama; Container Terminals, Ltd. - Bahamas; Freship S.A. - Dominican Republic; Tropical Shipping of Canada, Inc. - Delaware;

     Birdsall, Inc. and Subsidiaries (concluded)

     Transfresca, S.A. - Honduras; Birdsall de Mexico, S.A. - Mexico; Tropical Shipping, Inc. - Delaware; Tropical Shipping International, Ltd. - Bahamas; Tropical Shipping Agency, Inc. - Delaware and Tropical Shipping Europe B.V.
     - Netherlands, all of which own vessels, act as shipping agents or operate as nonvessel operating common carriers. Seven Seas Insurance Company Ltd. - Bahamas and Seven Seas Insurance Company, Inc. - Florida insure cargo for marine risk. Tropic Equipment Leasing Inc. - Delaware maintains equity interests in a container leasing business.

     Other Subsidiaries

     Nicor Energy Ventures Company, a Delaware corporation, serves as a holding company for several nonutility subsidiaries, all of which are Delaware corporations: Nicor Services Company offers service contracts on residential heating, air conditioning and water heating equipment in various communities of northern Illinois; Nicor Technologies Inc. moves new technologies, primarily natural gas-related, from concept to marketplace and offers consulting services to the natural gas industry; Nicor NGV Corp. is a partner in a partnership, Clean Fuel Services, that provides turnkey natural gas fuel station services for the natural gas vehicle market; Nicor HUB Services Inc. is the sole member in a limited-liability company, Nicor Enerchange, L.L.C., that promotes and administers a market-area hub and engages in wholesale gas trading; Nicor Energy Management Services Company is a member in a limited-liability company, Nicor Energy, L.L.C., that markets natural gas and electricity and provides related retail services in the midwest; Nicor Energy Solutions Inc. acts as a general contractor for cogeneration development projects, providing equipment maintenance services and guaranteeing improved energy efficiency.

     Nicor Voyageur Inc., a Delaware corporation, was formerly a member in a limited-liability company engaged in the development of a natural gas pipeline and has disposed of substantially all its assets.

     Nicor Oil and Gas Corporation, a Delaware corporation, a holding company formerly engaged in gas and oil exploration and production, has disposed of substantially all of its assets.

     Nicor National Inc., a Delaware corporation, and its two wholly owned subsidiaries, Nicor National Louisiana Inc. and Nicor National Illinois Inc., also both Delaware corporations, were formerly engaged in the shipyard business and have disposed of substantially all of their assets.

     Nicor Mining Inc., a Delaware corporation formerly engaged in the coal mining business, has disposed of substantially all of its assets.

2. Gas Distribution Properties. The gas distribution, transmission and storage system of Nicor Gas is wholly within the State of Illinois and includes approximately 30,000 miles of mains, approximately 27,000 miles of service pipe connecting the mains to customers' premises and seven underground storage fields. Other properties of Nicor Gas include buildings, land, motor vehicles, meters, regulators, compressors, construction equipment, tools, communication and computer equipment, software and office equipment, as required for the conduct of its business.

3. The following information relates to Nicor Gas for calendar year 1999:

     a.   Mcf of natural gas distributed at
          retail (1)                                           248,807,488

     b.   Mcf of natural gas distributed at
          retail outside of Illinois                                      None

     c.   Mcf of natural gas sold at  wholesale  outside of or at the state line of
          Illinois (2)                                                411,995

     d.   Mcf of natural gas purchased outside
          of or at the state line of Illinois (3)              215,621,729

     (1) Represents direct sales to residential and commercial consumers only. Sales to industrial consumers for their own use were 6,109,255 Mcf. In addition, 170,223,084 Mcf, 82,059,449 Mcf and 911,871 Mcf of customer-owned gas were delivered to industrial, commercial and residential consumers, respectively, through transportation agreements.

     (2) Represents transactions with nonaffiliated marketers, brokers and/or other resellers of natural gas. Nicor Gas has not sold gas directly to end-users outside the state of Illinois.

     (3) Although this gas was purchased outside of Illinois, it was transported to Illinois by nonaffiliated pipelines and virtually all of the gas was delivered inside the State.

4. Not applicable.

                                    Signature



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February, 2000.


                                   Nicor Inc.



                                   By        DAVID L. CYRANOSKI
                                             David L. Cyranoski
                                           Senior Vice President,
                                   Secretary, Treasurer and Controller

CORPORATE SEAL





ATTEST:



          A. C. ALLISON
          A. C. Allison
       Assistant Secretary








Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                      D. L. Cyranoski
                      Senior Vice President,
                      Secretary, Treasurer and Controller

                      Nicor Inc.
                      P. O. Box 3014
                      Naperville, Illinois  60566-7014

                                 Exhibits Index


Exhibit
 Number                                 Description

  A-1           Nicor Inc. Consolidating Statement of Income

  A-2           Nicor Inc. Consolidating Balance Sheet

  A-3           Nicor Inc. Consolidating Statement of Retained Earnings

  A-4           Birdsall, Inc. Consolidating Statement of Income

  A-5           Birdsall, Inc. Consolidating Balance Sheet

  A-6           Birdsall, Inc. Consolidating Statement of Retained Earnings

   B            Nicor Inc. Consolidated Financial Data Schedule





                                                                                                Exhibit A-1
                                                                                                 (Unaudited)

                                           Nicor Inc.
                                Consolidating Statement of Income
                              For the Year Ended December 31, 1999
                                (Millions, except per share data)

                                                                             Discontinued
                                                                             Operations,
                                                                             Adjustments
                                 Nicor     Nicor      Birdsall, Other        and
                                 Inc.      Gas        Inc. (a)  Subsidiaries Eliminations Consolidated
                                 --------- ---------- --------- ------------ ------------ ------------

Operating revenues               $       - $  1,326.2   $ 229.9     $ 61.0      $ (1.9)   $ 1,615.2
                                 --------- ---------- --------- ------------ ------------ ------------

Operating expenses
   Cost of gas                           -      756.2         -       48.0        (1.9)       802.3
   Operating and maintenance           3.5      153.3     187.8       11.4           -        356.0
   Depreciation                          -      123.9      16.1        0.3           -        140.3
   Taxes, other than income taxes        -      101.1       3.4        0.1           -        104.6
                                 --------- ---------- --------- ------------ ------------ ------------
                                       3.5    1,134.5     207.3       59.8        (1.9)     1,403.2
                                 --------- ---------- --------- ------------ ------------ ------------

Operating income (loss)               (3.5)     191.7      22.6        1.2           -        212.0
                                 --------- ---------- --------- ------------ ------------ ------------

Other income (expense)
   Income from continuing
      subsidiaries                   115.5          -         -          -      (115.5)           -
   Other, net                         14.7       (0.9)      3.8        4.3         1.3         23.2
                                 --------- ---------- --------- ------------ ------------ ------------
                                     130.2       (0.9)      3.8        4.3      (114.2)        23.2
                                 --------- ---------- --------- ------------ ------------ ------------
Income (loss) before interest on
   debt and income taxes             126.7      190.8      26.4        5.5      (114.2)       235.2

Interest on debt, net of amounts
   capitalized                         3.4       38.8       1.1        0.5         1.3         45.1
                                 --------- ---------- --------- ------------ ------------ ------------

Income (loss) before income taxes    123.3      152.0      25.3        5.0      (115.5)       190.1

Income taxes                          (1.1)      55.9       9.0        1.9           -         65.7
                                 --------- ---------- --------- ------------ ------------ ------------

Net income (loss)                    124.4       96.1      16.3        3.1      (115.5)       124.4

Dividends on preferred stock           0.3        0.4         -          -        (0.4)         0.3
                                 --------- ---------- --------- ------------ ------------ ------------

Earnings (loss) applicable to
   common stock                    $ 124.1     $ 95.7    $ 16.3      $ 3.1    $ (115.1)   $   124.1
                                 ========= ========== ========= ============ ============ ============
Average shares of common stock
   Basic                                                                                       47.3
   Diluted                                                                                     47.4

Earnings per average share of common stock
   Basic                                                                                     $ 2.63
   Diluted                                                                                   $ 2.62



    (a) From Birdsall, Inc. Consolidated column on Exhibit A-4.

     Note:Subsidiaries combined under "Other Subsidiaries" in Exhibits A-1 through A-6 aggregate less than 2% of Nicor Inc. consolidated assets.






                                                                                                                         Exhibit A-2
                                                                                                                         (Unaudited)

                                   Nicor Inc.
                           Consolidating Balance Sheet
                                December 31, 1999
                                   (Millions)

                                                                                                      Discontinued
                                                                                                       Operations,
                                                                                                       Adjustments
                                                             Nicor       Birdsall,       Other             and
                                            Nicor Inc.        Gas         Inc. (a)   Subsidiaries     Eliminations    Consolidated
                                           -------------- ------------- ------------ -------------- ---------------- ---------------

ASSETS

Current assets
     Cash and cash equivalents                    $ 21.0        $ 10.3        $ 18.6          $ 3.1         $ (10.5)         $ 42.5
     Short-term investments, at cost
       which approximates market                       -             -          29.7              -               -            29.7
     Receivables, less allowance of $ 7.1           80.4         316.5          36.1           14.1           (87.3)          359.8
     Gas in storage                                    -          22.1             -            8.9               -            31.0
     Deferred Gas Costs                                -          15.9             -              -               -            15.9
     Other                                           1.2          23.0           5.6              -            (0.7)           29.1
                                           -------------- ------------- ------------- -------------- --------------- ---------------
                                                   102.6         387.8          90.0           26.1           (98.5)          508.0
                                           -------------- ------------- ------------- -------------- --------------- ---------------

Investments in continuing subsidiaries             843.1             -             -              -          (843.1)              -
                                           -------------- ------------- ------------- -------------- --------------- ---------------

Property, plant and equipment, at cost
      Gas distribution                                 -       3,200.3             -              -               -         3,200.3
      Shipping                                         -             -         280.8              -               -           280.8
      Other                                          0.1             -             -            1.6             0.3             2.0
                                           -------------- ------------- ------------- -------------- --------------- ---------------
                                                     0.1       3,200.3         280.8            1.6             0.3         3,483.1
     Less accumulated depreciation                     -       1,589.6         157.6            0.7               -         1,747.9
                                           -------------- ------------- ------------- -------------- --------------- ---------------
                                                     0.1       1,610.7         123.2            0.9             0.3         1,735.2
                                           -------------- ------------- ------------- -------------- --------------- ---------------

Other assets                                        26.3         138.7          42.6            1.0               -           208.6
                                           -------------- ------------- ------------- -------------- --------------- ---------------

                                                 $ 972.1      $2,137.2       $ 255.8         $ 28.0        $ (941.3)      $ 2,451.8
                                           ============== ============= ============= ============== =============== ===============


LIABILITIES AND CAPITALIZATION

Current liabilities
     Long-term obligations due
       within one year                             $ 1.7        $ 50.5        $ 22.5         $     -         $ (0.5)         $ 74.2
     Short-term borrowings                          88.0         302.8             -            7.2           (53.8)          344.2
     Accounts payable                                4.4         243.1          23.5           12.3            (0.9)          282.4
     Other                                          18.1          49.1           1.2           (0.3)          (23.2)           44.9
                                           -------------- ------------- ------------- -------------- --------------- ---------------

                                                   112.2         645.5          47.2           19.2           (78.4)          745.7
                                           -------------- ------------- ------------- -------------- --------------- ---------------

Deferred credits and other liabilities
     Deferred income taxes                          23.7         202.3          39.2            1.4               -           266.6
     Regulatory income tax liability                   -          74.8             -              -               -            74.8
     Unamortized investment tax credits                -          42.7             -              -               -            42.7
     Other                                          27.8          66.4           2.3            0.2            (4.8)           91.9
                                           -------------- ------------- ------------- -------------- --------------- ---------------
                                                    51.5         386.2          41.5            1.6            (4.8)          476.0
                                           -------------- ------------- ------------- -------------- --------------- ---------------

Capitalization
     Long-term debt                                 14.4         421.7             -              -               -           436.1
     Preferred stock
       Redeemable                                    6.3           7.1             -              -            (7.1)            6.3
       Nonredeemable                                   -           1.4             -              -            (1.4)              -
     Common stock                                  117.2          76.1           0.5            5.8           (82.4)          117.2
     Paid-in capital                                   -         108.0          12.0            0.8          (120.8)              -
     Retained earnings                             670.5         491.2         154.6            0.6          (646.4)          670.5
                                           -------------- ------------- ------------- -------------- --------------- ---------------
                                                   808.4       1,105.5         167.1            7.2          (858.1)        1,230.1
                                           -------------- ------------- ------------- -------------- --------------- ---------------
                                                 $ 972.1      $2,137.2       $ 255.8         $ 28.0        $ (941.3)      $ 2,451.8
                                           ============== ============= ============= ============== =============== ===============

     (a)  From Consolidated column on Exhibit A-5.






                                                                                                                         Exhibit A-3
                                                                                                                         (Unaudited)

                                   Nicor Inc.
                  Consolidating Statement of Retained Earnings
                      For The Year Ended December 31, 1999
                                  (Millions)

                                                                                                     Discontinued
                                                                                                      Operations,
                                                                                                      Adjustments
                                                         Nicor         Birdsall,        Other            and
                                         Nicor Inc.       Gas            Inc. (a)     Subsidiaries   Eliminations    Consolidated
                                        ------------- --------------  --------------- ------------- --------------- --------------


     Balance at beginning of year            $ 640.2       $ 495.1         $ 138.3         $ (2.5)       $ (630.9)        $ 640.2

     Net income (loss)                         124.4          96.1            16.3            3.1          (115.5)          124.4

     Dividends on common stock                 (73.6)        (99.6)              -              -            99.6           (73.6)

     Dividends on preferred stock               (0.3)         (0.4)              -              -             0.4            (0.3)

     Reacquired and cancelled stock            (20.2)            -               -              -               -           (20.2)

                                        ------------- -------------  -------------- -------------- --------------- ---------------
     Balance at end of year                  $ 670.5       $ 491.2         $ 154.6          $ 0.6        $ (646.4)        $ 670.5
                                        ============= =============  ============== ============== =============== ===============

     (a)  From Consolidated column on Exhibit A-6.





                                                                                                                        Exhibit A-4
                                                                                                                         (Unaudited)

                                                                          Birdsall, Inc.
                                                                Consolidating Statement of Income
                                                               For the Year Ended December 31, 1999
                                                                            (Millions)

                                        Tropical
                                       Shipping &      Birdsall    Seven      Tropic                     Adjustments
                           Birdsall,  Construction    Shipping,    Seas      Equipment     Other            and
                           Inc.       Company, Ltd.      S.A.      Inc.      Leasing    Subsidiaries    Eliminations   Consolidated
                           --------- --------------- ------------- --------- --------- ---------------- -------------- ------------

Operating revenues           $ 80.6         $ 195.2        $ 12.8     $ 7.1    $     -        $ 65.2         $ (131.0)      $ 229.9
                           --------- --------------- ------------- --------- --------- ---------------- -------------- ------------

Operating expenses
      Operating and
         maintenance           70.8           178.6           7.6       2.6       0.1           59.2           (131.1)        187.8
      Depreciation              5.0             8.9           1.8         -         -            0.3              0.1          16.1
      Taxes, other than
         income taxes           2.7             0.6             -         -         -            0.1                -           3.4
                           --------- --------------- ------------- --------- --------- --------------  --------------- ------------
                               78.5           188.1           9.4       2.6       0.1           59.6           (131.0)        207.3
                           --------- --------------- ------------- --------- --------- --------------  --------------- ------------
Operating income (loss)         2.1             7.1           3.4       4.5      (0.1)           5.6                -          22.6
                           --------- --------------- ------------- --------- --------- --------------  --------------- ------------

Other income
   (expense), net              18.0             4.3             -       0.3       1.8            1.0            (21.6)          3.8
                           --------- --------------- ------------- --------- --------- --------------  --------------- ------------

Income (loss) before
   interest on debt
   and income taxes            20.1            11.4           3.4       4.8       1.7            6.6            (21.6)         26.4

Interest on debt, net
   of amounts capitalized       1.2             1.1          (0.5)     (0.1)     (0.3)          (0.3)               -           1.1

                           --------- --------------- ------------- --------- --------- --------------  --------------- ------------
Income (loss) before
   income taxes                18.9            10.3           3.9       4.9       2.0            6.9            (21.6)         25.3

Income taxes                    6.1             0.1             -       1.9       0.7            0.2                -           9.0
                           --------- --------------- ------------- --------- --------- --------------  --------------- ------------

Net income (loss)            $ 12.8          $ 10.2         $ 3.9     $ 3.0     $ 1.3          $ 6.7          $ (21.6)       $ 16.3
                           ========= =============== ============= ========= ========= ==============  =============== ============





                                                                                                                         Exhibit A-5
                                                                                                                         (Unaudited)

                                                               Birdsall, Inc.
                                                         Consolidating Balance Sheet
                                                             December 31, 1999
                                                                 (Millions)

                                                 Tropical
                                                 Shipping &    Birdsall   Seven   Tropic                   Adjustments
                                      Birdsall, Construction  Shipping,  Seas     Equipment   Other          and
                                       Inc.     Company, Ltd.    S.A.     Inc.    Leasing   Subsidiaries  Eliminations  Consolidated
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

ASSETS

Current assets
   Cash and cash equivalents              $ 0.2         $ 9.0          $ - $ (0.2)    $ 9.8        $ (0.2)           $ -      $ 18.6
   Short-term investments, at
     cost which approximates market           -          27.0           -     0.7         -           2.0             -         29.7
   Receivables, less allowance
     of $1.0                                0.6          34.6           -     0.5         -           0.4             -         36.1
   Other                                    2.5           2.0           -       -       1.1             -             -          5.6
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------
                                            3.3          72.6           -     1.0      10.9           2.2             -         90.0
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

Investments in subsidiaries                28.3          28.6           -       -         -           2.2         (59.1)           -
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

Property, plant and equipment, at cost     88.4         136.7        47.4     0.2         -           5.3           2.8        280.8
   Less accumulated depreciation           50.0          74.3        27.4     0.1         -           3.0           2.8        157.6
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------
                                           38.4          62.4        20.0     0.1         -           2.3             -        123.2
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

Other assets                                9.1         (28.6)       13.5     5.6      34.9           8.1             -         42.6
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

                                         $ 79.1       $ 135.0      $ 33.5   $ 6.7    $ 45.8        $ 14.8       $ (59.1)     $ 255.8
                                      ========= ============= =========== ======= ========= ============= ============= ============



LIABILITIES AND CAPITALIZATION

Current liabilities
   Long-term obligations due
      within one year                    $ 22.5           $ -         $ -     $ -       $ -           $ -           $ -       $ 22.5
   Accounts payable                         3.7          15.4         1.5     0.5         -           2.4             -         23.5
   Other                                    0.8           0.1           -       -       0.1           0.2             -          1.2
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

                                           27.0          15.5         1.5     0.5       0.1           2.6             -         47.2
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

Deferred credits and other liabilities
   Deferred income taxes                   15.6             -           -       -      23.6             -             -         39.2
   Other                                    1.2           0.4         0.5       -         -           0.2             -          2.3
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------
                                           16.8           0.4         0.5       -      23.6           0.2             -         41.5
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------

Capitalization
   Preferred stock                            -           2.0           -       -         -             -          (2.0)           -
   Common stock                             0.5             -           -     0.8      20.0           2.5         (23.3)         0.5
   Paid-in capital                         12.0             -        25.2     1.0         -           0.9         (27.1)        12.0
   Retained earnings                       22.8         117.1         6.3     4.4       2.1           8.6          (6.7)       154.6
                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------
                                           35.3         119.1        31.5     6.2      22.1          12.0         (59.1)       167.1

                                      --------- ------------- ----------- ------- --------- ------------- ------------- ------------
                                         $ 79.1       $ 135.0      $ 33.5   $ 6.7    $ 45.8        $ 14.8       $ (59.1)     $ 255.8
                                      ========= ============= =========== ======= ========= ============= ============= ============






                                                                                                                         Exhibit A-6
                                                                                                                         (Unaudited)

                                                                     Birdsall, Inc.
                                                      Consolidating Statement of Retained Earnings
                                                          For The Year Ended December 31, 1999
                                                                       (Millions)


                                            Tropical
                                           Shipping &   Birdsall    Seven       Tropic                   Adjustments
                              Birdsall,  Construction   Shipping,    Seas      Equipment      Other          and
                                 Inc.    Company, Ltd.    S.A.       Inc.       Leasing    Subsidiaries  Eliminations  Consolidated
                              ---------  ------------- ----------- --------- ------------- ------------- ------------- ------------


Balance at beginning of year    $ 10.0       $ 120.1       $ 4.0     $ 3.9         $ 0.8         $ 4.7        $ (5.2)      $ 138.3

Net income (loss)                 12.8          10.2         3.9       3.0           1.3           6.7         (21.6)         16.3

Dividends on common stock            -         (13.2)       (1.6)     (2.5)                       (2.8)         20.1             -

                              ---------  ------------- ----------- --------- ------------- ------------- ------------- ------------
Balance at end of year          $ 22.8       $ 117.1       $ 6.3     $ 4.4         $ 2.1         $ 8.6        $ (6.7)      $ 154.6
                              =========  ============= =========== ========= ============= ============= ============= ============



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                                                                     Exhibit B
                                                                    (Unaudited)





                                   Nicor Inc.
                      Consolidated Financial Data Schedule
                      For the Year Ended December 31, 1999
                                   (Millions)





              1.  Total Assets                           $2,451.8

              2.  Total Operating Revenues                1,615.2

              3.  Net Income                                124.4